

Mail Stop 3720

October 14, 2015

Mr. Benjamin Gordon
Chief Executive Officer
Cambridge Capital Acquisition Corporation
525 South Flagler Drive, Suite 201
West Palm Beach, FL 33401

> **Re: Cambridge Capital Acquisition Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 18, 2015**
> **File No. 001-36229**

Dear Mr. Gordon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Cover Page

1.   We note that the business combination, assuming that no stockholders of Cambridge elect to convert their public shares into cash in connection with the redomestication merger, will result in the Ability shareholders and the other persons receiving ordinary shares of Holdco comprising a portion of the share exchange consideration holding approximately 59.8% of the ordinary shares of Holdco to be outstanding immediately after the business combination. In this scenario, the former Cambridge stockholders will hold approximately 40.1% of Holdco's outstanding ordinary shares. Please disclose this information and approximate ownership percentages in the event of a maximum conversion of Cambridge public shares and the issuance of net income shares.

Summary of the Material Terms of the Business Combination, page 1

2.   Please clarify the purpose of structuring the business combination to involve the JV share purchase agreement.

3.   Please disclose the names and titles of the two Ability shareholders.

4.   To provide context, please disclose here and elsewhere, the maximum number and percentage of shares that could be converted upon consummation of the redomestication merger before Cambridge holds less than $40 million cash after giving effect to the payment to converting stockholders.

Questions And Answers About The Proposals, page 5

5.   Please consider including a Q&A to disclose that Cambridge's initial stockholders holding approximately 23.6% of the outstanding shares of common stock have agreed to vote the initial shares and private units acquired post-initial public offering, in favor of the merger proposal, and intend to vote their shares in favor of all other proposals presented at the special meeting.

Q. Do I have conversion rights?, page 7

6.   Please revise to further clarify that Cambridge stockholders who do not vote with respect to the merger proposal, including as a result of an abstention or a broker non-vote, may not convert their shares into cash.

7.   Please disclose that shares will only be converted if the business combination is consummated; otherwise, those who elected to convert would only receive a portion of the trust account upon liquidation, which is likely to be less than they would receive if their shares were converted.

Q. What happens if the business combination is not consummated?, page 10

8.   Please revise your disclosure here and elsewhere in the document to provide an estimate of the pro rata share liquidation value the Cambridge shareholders would receive if the business combination is not consummated.

Summary of the Proxy Statement/Prospectus

The Merger Proposal, page 14

9.   Please disclose Ability's plan to declare and pay an aggregate of $11 million of dividends to the Ability shareholders immediately prior to the consummation of the business transaction

Forward-Looking Statements, page 63

10.   We note your reliance upon the safe harbor for forward-looking statements as set forth in the Private Securities Litigation Reform Act of 1995. Please note that this safe harbor is not available for tender offers, such as your registered exchange offer, in connection with an initial public offering. Please revise to remove the reference.

The Merger Proposal

Background of the Business Combination, page 72

11.   The first sentence of the third paragraph on page 73 may imply that Cambridge engaged in discussions with Ability prior to the termination of your proposed business combination with Parakou Tankers, Inc., as described in paragraphs four and five on page 73. Please revise to clarify the chronology of Cambridge's negotiations with potential targets.

12.   In the prospectus for Cambridge Capital Acquisition Corporation, it is disclosed that Cambridge would focus its search for target businesses that operate in the supply chain industry, with an emphasis on target businesses that operate in the traditional transportation and logistics end of the supply chain industry. Please explain why and how EarlyBirdCapital and Migdal Underwriting & Business Initiatives, Ltd. introduced Cambridge to Ability. In doing so, explain why EarlyBirdCapital and Migdal introduced Cambridge to a company involved in cyber intelligence and decryption rather than a company involved in an industry more similar to supply chain management. In addition, please briefly explain why Cambridge agreed to pursue discussions given Ability's industry focus. As presently disclosed, it is unclear why Cambridge decided to enter into a confidentiality agreement and proceed with further discussions.

13.   The descriptions of communications and meetings contained within this section do not adequately explain the substance and importance of these events. For example, disclosures of discussion held between June 9, 2015 and the signing of a term sheet on June 29, 2015, do not inform investors of the substance or significance of discussions involving Ability's products, market share or future prospects, or explain why the parties committed to pursuing further discussions and negotiations. As another example, the descriptions of communications and meetings in July 2015 lack material information in terms of corporate strategy. Please revise to provide investors with substantive information about the development of the business combination.

14.   Please expand your discussion of the parties' negotiation of key aspects of the deal terms, including, but not limited to:

- The determination of the business combination mix of consideration, including,

- The determination of the net income targets and the number of Holdco shares issuable thereunder; and
- The determination of the ratios resulting in the post-closing equity ownership of Holdco.

15. Please provide us with analyses, reports, presentations, or similar materials, including projections and board books, provided to or prepared by EarlyBirdCapital, Migdal Underwriting & Business Initiatives, Ltd. and Prometheus in connection with the business combination with Ability.

Cambridge's Board of Directors' Reasons for Approval…, page 75

16. Please provide us with marked copies, clearly cross-referencing your statements with highlighted portions of the report(s), supporting the assertions regarding the markets in which Ability operates.

The Merger Agreement

Waiver, page 97

17. Please disclose Cambridge's plan to resolicit shareholder approval of the transactions if either party waives a material condition. We note your disclosure on page 60.

Unaudited pro forma condensed combined financial statements

Basis of pro forma presentation, page 102

18. We note that you will record the shares which may be issued upon achievement of the earnout targets as earned. Please tell us your consideration to account for the earn-out arrangement as:

- a derivative financial instrument liability under ASC 815;
- a compensation arrangement under ASC 805

19. Please refer to adjustment C and J to the pro forma statement of operations on pages 104 and 105 respectively. It is unclear whether the additional compensation is as a result of new employment contracts entered with Mr. Hurgin and Mr. Aurovsky in connection with the transaction or related to other class of employees. Please clarify.

20. Refer to Note 6 to the pro forma adjustments on page 107. Please clarify the nature and amount of the expense included in (iii). It is unclear whether this is related to the net income target for the year ending December 31, 2015 and if so, how the $1,091 was determined.

Ability's Management's Discussion and Analysis

Results of Operations

Six months ended June 30, 2015 compared to six months ended June 30, 2014, page 151

21.   Please expand your discussion under this section and in your comparison of 2014 to 2013 to provide more details explaining the underlying business drivers—large projects—that contributed to these changes. In doing so, please also describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance. Refer to Item 303(a)(3) and (a)(3)(iii) of Regulation S-K.

Cambridge Capital Acquisition Corporation and Subsidiaries

Consolidated Statement of Cash Flows, page F-19

22.   We note that your cash flows from investing activities for the year ended December 31, 2014 includes $ (487,943,697) in Purchases of restricted investments and cash equivalents held in Trust Account with an offsetting $487,943,697 in Proceeds from maturity of restricted investments. Please expand your disclosure to describe the nature of your investments and the frequency of their disposition. For example, we note that your disclosed interest income for the same period is minimal.

Ability Computer & Software Industries Ltd.

Condensed Consolidated Interim Financial Statements As of June 30, 2015

Note to Condensed Consolidated Interim Financial Statements

Note 1 – General, page F-20

23.   We note you are consolidating ASM because you concluded that ASM is a variable interest entity (VIE) and that you are the primary beneficiary. We also note that ASM is wholly owned by Mr. Tzur. It is unclear to us how you have a controlling financial interest in ASM. Refer to ASC 810-10 and tell us in detail the basis for your conclusion.

Note 5 d. Other, page F-40

24.   We note your disclosure of a fraudulent wire transfer of $462 thousand. Please tell us; to the extent you have evaluated the issue, if you plan to take significant remediation steps and your estimate of the related costs, if material.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

d. Foreign currency, page F-50

25.　　You disclose that the U.S. dollar is your functional currency; however, we note that all of your current operations are outside of the U.S. Using the guidance in ASC 830-10-45 and ASC 830-10-55 please tell us how you determined your functional currency.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications